UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number 000-12790

ORBOTECH LTD.
(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K is filed with the Securities and Exchange Commission (the “SEC”).  This report shall not be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto and incorporated by reference herein is the press release issued by Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”) on, and dated September 19, 2017, and entitled “Orbotech Ltd. to Host Investor Day on November 6, 2017.”  The Cautionary Statement Regarding Forward-Looking Information legend included in this report updates and supersedes the legend included in the Press Release attached hereto as Exhibit 99.1.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, within and among divisions, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the ‘Brexit’ process and administration change in the United States, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the timing and outcome of tax audits, including the ongoing audit of tax years 2012-2014 in Israel (see below), the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome, and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, and ongoing or increased hostilities in Israel and the surrounding areas.

In addition, in May 2017 the Company received a $58 million assessment from the Israel Tax Authority with respect to the ongoing tax audit in Israel. The Company believes that it has provided adequately for any reasonably foreseeable outcomes related to the tax audit; however, future results may include unfavorable material adjustments to estimated tax liabilities in the period when the assessment is resolved or the audit is closed. In addition, the Israel Tax Authority is investigating the Company’s tax positions. Given that the process is in its preliminary stages, the Company cannot assure the outcome or timing of completion of the assessment process or investigation, including the amount of tax ultimately payable, and additional penalties, criminal sanctions, fines and other amounts that may be imposed as a result of the assessment and investigation, which may be material in amount or in adverse impact on the Company’s results of operations, financial position and reputation. The outcome may also impact the Company’s results of operations as a result of tax positions taken for subsequent fiscal years.

Furthermore, during the second quarter of 2017, the Company elected to implement certain provisions of the Israeli Law for the Encouragement of Capital Investments related to preferred enterprises in Israel. Although the Company is unable to predict the precise impact of this tax election, it believes the tax election will be beneficial over the long term and it does not expect that the tax election will result in a material increase in its effective tax rate for 2017.

The foregoing information should be read in connection with the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent SEC filings. The Company is subject to the foregoing and other risks detailed in those reports. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

EXHIBITS

Exhibit #	Description
99.1	Press release issued by the Registrant on, and dated September 19, 2017, and entitled “Orbotech Ltd. to Host Investor Day on November 6, 2017.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ RAN BAREKET
Ran Bareket
Corporate Vice President and Chief Financial Officer

Date: September 19, 2017